October 14, 2005

VIA EDGAR SUBMISSION AND COURIER

Re:	Nortel Inversora S.A. Form 20-F for the Fiscal Year Ended December 31, 2004 Filed on June 29, 2005 (File No. 1-14270)

Mr. Larry Spirgel
Assistant Director
 Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
 Washington, D.C. 20549

Dear Mr. Spirgel:

     This letter responds to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated September 28, 2005 (the “Comment Letter”) regarding the above-referenced filing on Form 20-F (the “20-F”) of Nortel Inversora S.A. (the “Company”).

8. Debt of the Telecom Group

8.1. The Telecom Group’s short-term and long-term debt, page F-24

1. We note your response to comment 10 and your statement that as a result of this tender offer, the Company purchased certain outstanding debt with a face value of approximately US$292 million, for a total purchase price of approximately US$161 million. Tell us the carrying value of the debt at the time of transaction. Based on this statement tell us in detail how you calculated a gain of US$376. Please cite specific US GAAP literature used.

     In response to the Staff’s comment, we provide the following table which describes in detail the carrying value of the total debt tendered and the calculation of the total net gain of Argentine Peso 376 million on the repurchase of debt:

	In millions of Argentine Pesos	Equivalent amounts in millions of US$ (*)

Principal (Face value)	838	292
Accrued and Penalty interest	34	12

Total carrying value of debt tendered	872	304

Total purchase price (cash payment)	(462)	(161)

Subtotal: gain on the repurchase of principal, accrued and
penalty interest	410	143

Reversal of capitalized foreign currency exchange differences (loss)	(21)	(7)
Other related expenses (**)	(13)	(5)

Total net gain on the repurchase of debt	376	131

(*) For the conversion into US$, the prevailing exchange rate at the moment of the transaction was used. (Argentine peso 2.87=US$ 1.00)
(**) Mainly includes financial and legal advisory fees and expenses, accelerated amortization of issue costs and premium related to debt tendered and processing fees.

     Under US GAAP, the Company’s total net gain on the repurchase of debt was accounted for as a transfer of assets in full settlement, as stated in paragraph 13 of SFAS 15 “Accounting by debtor and creditors for troubled debt restructurings”, which provides that the gain shall be measured by the excess of the carrying amount of the payable settled over the fair value of the assets transferred to the creditor.

      It should be noted that the repurchase of debt above mentioned includes the redemption of the Bank of America Promissory Notes and 8% of the Holders of Promissory Notes of Telecom Personal S.A. Under Argentine GAAP, such Notes have been valued at their present value amounting to P$ 69 million with a nominal value of P$ 85 million (which approximates the carrying value of such Notes under US GAAP) .

      Telecom Personal paid P$ 45 million cash for the repurchase of said Notes and recognized P$ 24 million gain under Argentine GAAP for the fiscal year 2004. This gain is calculated by subtracting the cash payment (P$ 45 million) from the present value of the Notes (P$ 69 million). In the chart above, under the “Subtotal: Gain on the repurchase of principal, accrued and penalty interest” of P$ 410 million, the P$ 24 million gain mentioned above is included.

      According to US GAAP, the gain for the repurchase of said Notes amounted to approximately P$ 40 million. The additional reconciled gain under USGAAP of P$ 16 million ( P$ 40 million less P$ 24 million) has been included under the item “Telecom Personal Pre-APE Debt Restructurings” for fiscal year ended December 31, 2003, as a part of the total amount of P$ 23 million. See Note 16.I.f) to our consolidated financial statements.

      Additionally, we advise the Staff that the Argentine Peso 21 million loss related to the capitalized foreign currency exchange differences included in the calculation of the total net gain on the repurchase of debt under Argentine GAAP was reversed under US GAAP. This was due to the fact that the capitalization of these foreign currency exchange differences is already reconciled to US GAAP under the caption “Capitalization of foreign currency exchange differences”. See Note 16.I.d) to our consolidated financial statements.

      We are grateful for the Staff’s assistance in this matter. Please do not hesitate to call me at (011-541-14-968-3631) with comments or questions. Alternatively, please feel free to contact Julia Cowles (44-20-7418-1336) of Davis Polk & Wardwell, the Company’s counsel.

Very truly yours,

/s/ José Gustavo Pozzi

José Gustavo Pozzi
General Manager and Sole Officer
(Principal Executive Officer and
Principal Financial Office)
cc:	Julia K. Cowles
Davis Polk & Wardwell